UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-118021-01

ICAHN ENTERPRISES HOLDINGS L.P.
    (Exact Name of Registrant as Specified in Its Charter)

7 3/4% Senior Notes Due 2016
8% Senior Notes Due 2018
    (Title of Each Class of Securities Covered by This Form)

N/A
    (Titles of All Other Classes of Securities for Which a duty to File Reports Under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 183

Pursuant to the requirements of the Securities Exchange Act of 1934, Icahn Enterprises Holdings L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Icahn Enterprises Holdings L.P.

	By:	Icahn Enterprises G.P. Inc., its general partner

Date: January 6, 2011	By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer